Exhibit 12.1
GAMESTOP CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	January 30,	January 31,	February 2,	February 3,	January 28,
	2010	2009	2008	2007	2006
		(Dollars in thousands)
Earnings:

Earnings before income taxes	$588,533	$633,951	$441,056	$254,296	$159,922
Fixed charges	144,561	135,500	133,026	148,215	65,864

Adjusted earnings	$733,094	$769,451	$574,082	$402,511	$225,786

Ratio of earnings to fixed charges	5.1	5.7	4.3	2.7	3.4

Fixed Charges:
Interest expense	$44,429	$49,497	$60,610	$83,722	$30,111
Amortization of issue discount	925	959	943	940	316
Interest portion of net rental expense (1)	99,207	85,044	71,473	63,553	35,437

Total fixed charges	$144,561	$135,500	$133,026	$148,215	$65,864

(1)	The interest portion of net rental expense is estimated to be equal to 28% of the minimum rental expense for the period.